Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)
Registration Statement No.: 333-203996

Company Name: Energy Fuels Inc. (UUUU)
Event: Cantor Fitzgerald Uranium Conference
Date: June 4, 2015

<<Unidentified Analyst>>

Up next we have Energy Fuels, it trades on the NYSE MKT under UUUU as well as on the Toronto Stock Exchange under EFR. The company is a conventional uranium producer however it does have designed to close the transaction with Uranerz Energy to become integrated with ISR production. Presenting for us today is Steve Antony, CEO, Steve?

<<Stephen P. Antony, President and Chief Executive Officer>>

Well, I’d like to start up by thanking you all for coming here this morning. And I’m thanking Cantor for the invitation and putting on this Uranium Conference. I was here last year and it certainly the turnout seems to be better this year which is a bit of heartening for us people in the uranium business. The fewer as the time goes on though. And hopefully the one’s that will be around will benefit but we all expect this rise in uranium prices. Hopefully it’s a volatile rise like Mr. Rob Chang had said anyway.

So Energy Fuels we are a producer. Now that has to be tempered by producing at the right price into the right market. One thing about our company is that, we are fully covered in the near term. We feel we have a comfortable position, working capital wise and contract wise, to ride out the storm through at least 2020. Hopefully that’s in time for the market to adjust and hopefully come back into the demand situation causing a rise in prices and allowing us to develop our projects.

No other producer in the U.S. has the scalability of energy fuels. We’ve worked for 10 years now putting together a portfolio of projects, a lot of which were historic producers in the glory days of the industry in the U.S., which is the 1970s and early 1980s until the long down turn – the prolonged down turn occurred. So we – forward-looking statement I won’t even spend the time on those, I have enough legal cost as it is.

Anyway today we’re going to talk about Energy Fuels, our production platform, our proposed acquisition and Uranerz and of course our financial guidance that we put in the market place. Current production, we are the second largest producer behind Chemical that’s all conventional. We’ve produced about a million pounds a year through our White Mesa Mill over the last five years. We concentrate on higher grade which obviously it takes for conventional mining and we have the Arizona Strip area which is precipice deposits that are unique geologic structures but have been able to really sustain the company in the early 1980s and even today can produce at competitive prices to our contracts and to the spot price.

Again, we have the significant ability and increased production and our pending acquisition of Uranerz will give us ISR capability. Now for years being out on the road, I have always faced with ISR’s operation at the lower point on the overall cost curve of world production. Well that may or may not be true, depends on individual evaluations that you see on the mines that are involved. But nevertheless perception is reality and we feel that we, in Uranerz, have gotten one of the premier ISR projects that are out there.

When our deal closes we will acquire also the technical expertise which Dustin has mentioned is always critical in a world where diminishing professional capabilities and resources cause the industry real challenges, I mean you go to [indiscernible] mines they just have – we just brought the head of the new nuclear engineering department out and he talked about how getting support for students to get interested in Uranium the sharp 1C what we all see here and that’s a increasing industry where opportunities for young people going to come versus all the great here is out there like myself that really came back into the business in the last, increase in 2007 the last kind of renaissance to the business.

We feel we’re strategically position in the U.S. I mean the U.S. is the largest consumer of the fuel for nuclear power plants U3O8 yellow cake, 50 million pounds plus, depending on how you look at it a course that supports over 98 gigawatts of power which is the largest production of nuclear power in the world. U.S. led the industry in the 1970s and early 1980s and of course then fell off as other major deposits around the world were discovered and developed.

You can see where we sit here, our White Mesa Mill strategically located, central to a lot of our deposits and a lot of our mines. When we acquire Nichols Ranch up in Wyoming that will be a zone of production source and give us a totally decoupled separate production source.

We feel we are poised to growth, of course, I feel we’ve been poised for growth since 2006 so little growth has come with few puddles along the way. But, right now our balance sheet is strong by all metrics and we feel we’re financially sound through 2020 with our cash and inventory in hand we can weather this storm.

Our long-term sales contracts, three of which we acquired through our Denison acquisition, and the other three will be acquired through Uranerz, gives us six contracts with three of the major utilities in the United States. Our strategic partnership with KEPCO is also an issue where we feel we garnish the strength from KEPCO is the true partner. They are the larger shareholder in the company they do have the largest off take contract at very favorable prices.

And they have indicated they want to continue their relationship by signing an extension to our current strategic relationship agreement. Sumitomo, a major Japan trading house is also – we have business relationship with them, it’s a joint venture through our premier Roca Honda project which I’ll speak later on, the Roca Honda to me ranks among the world’s premier deposits to be developed.

I know we’re not supposed to talk about uranium markets but I can’t, you can’t talk about the uranium market without talking China. And just – China has got the most aggressive growth program, but as I said before, they’re growing to not even where United States is today. Hopefully they’ll bring on additional gigawatts as demonstrated on this slide and the 58 gigawatts expected to be completed by 2020. Again that compares to the U.S. at 98 gigawatts currently.

This is Energy Fuels in essence, we’re a conventional miner. We have mills as you see in the top. We have mines, we ship our ore to the White Mesa Mill, which has a wide radius depending on the price support level of feed sources in the Western United States. And these are conventional breccia pipe deposits that are high in grade, the whole district in Arizona has produced over 20 million pounds since it was brought online in the late 1970s.

There were 22 operating mills in the heyday of uranium production in the United States in the 1970s. That’s down to only one operating licensed facility which is ours at Blanding, Utah, a fully strategic asset. Two other mills are located in the same Western area zone, one on standby and another one is owned by Uranium One. It has a license but it does need some issues to bring it back online if it and develop the feed for that.

Also you’ll talk about a lot of other companies, you’ll see a lot other companies that are coming back into the space I think when the uranium activity peaked in 2007, there were some 300 companies on the Toronto and New York Stock Exchange and American Stock Exchanges. At that time combined, of course, I think that’s whittled down to probably 12 real companies, if you look close to ones that can produce or have the resources to produce.

So you can see that, again, when the market gets you forward, a lot of companies come in.  Everybody is going to make the shareholder a lot of money and that’s fine if you picked the right one, of course, if you pick the other one, you don’t know where you going to end up. But being a producer I think is a tough goal, as soon as you state that you are going to be a producer then the rubber meets the road, it can’t be on escalated Euphoria, but on optimism about large deposits and low cost.

Everybody always wants to know cost, but until you get to be in production, you don’t know what the earlier cost going to be. It is a tough thing and we have numerous mines with different cost profiles. So when I get asked the cost question, it’s what do you want it to be in sense of that, because we can do it at our low cost margin we are going to produce about 250,000 pounds at the White Mesa this year, and that’s down from there in pounds over the last five years.

Of course, we operate not on a standby basis, we operate on what we call a campaign basis, when we accumulate enough ore out of these breccia pipelines, out of alternate feed sources, which is another interesting point of our company. This mill can produce uranium oxide products from materials that come from converse, in other words it’s almost processed as if your fuel cycle is in reverse, they give a lot of material that they call waste, we call alternate feed and we are able to get value out of that, at competitive cost. So again it’s just another means of having optionality in the sources through the White Mesa Mill.

In comments as I said it just demonstrates what we’ve produced since 2010. As I indicated to you, when the market gets pricey again and other companies coming in to be in the Western U.S., you’re going to see that they need a milling outlet and we have the only operating license in the U.S. So co-milling or purchasing was always a key part of the White Mesa Mill, that’s why it was built with the excess capacity at 2000 tons a day at an average grade of 0.25 or 8 million pounds a year which the license allows us to produce, well above the 5 million pounds a year historically that the mill peaked at. But all these small guys need a place to go and if the market truly goes meteor as like I did in 2007, will have a place to process their ore.

Current production sources we find that mine in Arizona which is a breccia pipeline and we are pleased to announce that resource keeps growing. All these mines or the breccia pipelines are difficult to prove out, you need enough drill indicated service resource to spend the capital to operate to open the mine. Once you get underground and start further refining the resource, historically, these breccia pipe targets have increased in grade from 2 to 3 times the original grade needed to justify opening the mine that is sinking the shaft, developing it, putting the work force in place, and doing the surface infrastructure.

So Canyon is our mine, our targeted mine you’ve seen it probably in our news releases. It’s been a long battle with the regulators, the comments, the years, that doesn’t mention, to bring a mine online in United States, probably the hurdles are highest throughout the world. We set the standard on the rules and regulations for the industry once you meet those, you’re pretty much assured that you are not going to have geopolitical issues or get shutdown for rival activity like sometimes is the case in more dicey parts of the world.

So the rule of law prevails I think this is something the U.S utilities look at that is invested billions of dollars in there drilling our nuclear power plants. They like that security of supply, I think there is other areas in the world certainly can produce that, but I think U.S is number one in that area, that’s why we built the largest uranium production industry in the first place in the 1970’s.

So again Canyon mine was really permitted for production back in 1988, went on to standby in the dark ages of the Renaissance, before the Renaissance in 2007. So that said, we’re expecting the mine that, again, our optimistic projections are close to 5 million pounds of that breccia pipe mine alone. Another thing about mines and mills, Uranium Ministry doesn’t lend itself except in the cases where there’s large mines in Africa, large mines in Australia, where you have a mill dedicated to a mine. Here you have a mill in the central location and there are several mines that can feed that mill.

Most currently when I talk about Roca Honda getting a mill permitted in New Mexico is going to present a real high hurdle. They had numerous mills, and numerous taming legacy issues in New Mexico that makes that difficult today. But at White Mesa it’s within 240 miles of Roca Honda, it’s within 300 miles of the Arizona pipe, Arizona strip breccia pipe deposits, all those given the right price support and that’s today with our contracts, we can ship that in the White Mesa and have a processing facility, without the lead time or capital requirements of a mill facility.

This is the Roca Honda project, which I am extremely proud to say we just entered a letter of intent and we will close on a property transaction with Uranium Resources Inc, URI to consolidate what used to be the Roca Honda project. This project has massive resources at high grades, 40 million pounds that will go 4,000 plus in grade. It’s located adjacent to the well-noted Mount Taylor project in New Mexico, controlled by General Atomics, which has been one of the highest sought after projects in the United States because of its high grade and it’s very high number of resources.

So this is where we shift across areas and what we had just put together with the URI acquisition and the pink areas are what we control now. This could be a 2 million pound a year mine at very competitive cost. Of course, in the last ten years, we have been the leader in consolidating what we feel are favorable assets in the United States. And we only look in the United States because I believe you have to have the technical as well as operational expertise to put these things into production and we have that. And we’ve assembled a team over the last 10 years of top professionals that have the experience and track record to put these mines in production.

One of the highlights of the Uranerz acquisition is to acquire ISR personnel operation and exploration type personnel that can put this into production and I am proud to say that we have got arrangements with what I feel are the key personnel already in place, prior to the closing in this acquisition. But as I said before, when you have numerous projects located, 300 by some companies in the heyday of 2007, there is got to be some good gems out there that people acquire. They all grab a piece of it, and then of course they will try to build their company on one piece, companies like Strathmore, brought us the Roca Honda project, Denison brought us the White Mesa Mill in production, Titan Uranium brought us the Sheep Mountain project in Wyoming, which was Western Nuclear which is a subsidiary of Phillips Dodge back in the late 1960s and early 1970s.

So that’s how we piece together our resource base, which is the largest in the U.S. today. We have over 130 million pounds of 43-101 resource. And 90 of that is measured and indicated. Of course having more resource gives you the ability to have a deeper pipeline of projects and of course our diversification and production sources is attractive to utilities. If you are a one ore company that ore goes down and you are supplying a $1 billion plant – nuclear plant, there is going to be issues.

Talk a little bit about our proposed offer of acquisition of Uranerz. Of course, Uranerz has existing permitted production, permitted for about 2 million pounds a year. They will probably mine about, the product produce about 350,000 pounds this year, last year it was about 200,000 pounds – just shy of 200,000 pounds. So, and they have together we will have six long-term contracts, but being both ISR and conventional, again perception is reality and utilities side where you will have the ability to adjust price, because you located your production sources along the world production cost curve.

We like to claim and I think rightfully show the dominant position versus our comparable companies. Every metric as you see on this chart, we feel we ranked amongst our pears not that they are not good producers, but let’s just look at the tale of the tape on working capital, resources in the ground, type of production and supply contracts and our focus in the U.S if you subscribe value to that which we believe we do and the utilities do, this is the way the landscape looks.

Uranerz’s Nichols Ranch project - this is what we’re acquiring up in the State of Wyoming. Nichols Ranch is probably about the same age as our company. Uranerz they started about 2004 or 2005, we started in 2005. The highest grade ISR-amenable uranium deposits are in the part of River Basin which is where we located. If you look at it statically, our neighbors geographically, we have of course Chemical as a large land position as does the Uranium 1, and they were major producers until they scaled back here recently. But it’s the most sturdy area of the ISR deposits in the State of Wyoming.

Together we feel that we are the dominant player in the space, the contract support that the diversification in uranium production and our average price contracts of $59 helps us weather the current low price environment. Now we have scaled back production, you know, it’s great be a producer but as soon as your costs exceed what you get in your market price then being a producer is not such a friendly place to be.

Taking a look at our financial highlights, three months ended March 31, 2015, 117,000 pounds as you see production 200,000 pounds, total revenue of $7 million versus last year we had about $50 million in revenue. And again, I think working capital is the bottom line. We aren’t looking to go to the market to raise money. I know some of the investments bankers don’t like to hear that but it’s a pretty good position to be in when capital is in high demand right now from a mining companies and sources are somewhat limited.

Capitalization summary, this is the way we look, this is all in our – this is what stated in the public. You can see the same numbers we’ve been talking about before. Guidance for this year this is what we produced or what we published. And in summary that’s really what I want to emphasize if you want to talk U.S. production, you need to talk Energy Fuels, I think it should be a company that should be looked closely by the investment community. I say this all the time but I think we are just undervalued and under recognized in the market. Attributable to what I guess is just investors don’t have many opportunities, especially in the uranium space to invest as a part of their portfolios. But if they overlook Energy Fuels they are overlooking the next big potential for rise in price for the uranium sector.

So with that said, I will take any questions you would like to give me. No questions, yes.

Q&A

<Q>: [Question Inaudible]

<A – Stephen P. Antony>: Right here combined resource summary. This is the one area if you look at this it’s over a 100 million pounds on, measured and indicated is 96 million pounds as per this chart and 37 million pounds inferred.

<Q>: [Question Inaudible]

<A – Stephen P. Antony>: Plus, yes.

<Q>: [Question Inaudible]

<A – Stephen P. Antony>: 25 million, I think it’s up to 45 million.

<Q>: [Question Inaudible]

<A – Stephen P. Antony>: Yes, dividing out. Yes.

<Q>: [Question Inaudible]

<A – Stephen P. Antony>: That’s right. And I think that’s a good evaluation, I mean as far as indicators of under evaluation if you compare us to the other people in space. So it’s a – this is a mining business, and it’s a tough business for those who survive in it. I think you have to have key dedicated people, which I believe we have some of those over the last 10 years. And we present opportunities for younger guys in having real minds and real projects to work on.

In this day of hi-tech, you get a young guy engineer coming out there. And if he sit in this cube all day just running scenarios that never really materialize. And then he can lose his interest and he moves on in the world to accomplish what he was probably educated to do. And that’s build a mine, operate a mine and so forth. But he has to know the financials, and I think we all depend on you all to indicate what we think is reality and not a perception through rose color in glasses. So well, thank you for your time and there is just a question here.

<Q>: [Question Inaudible]

<A – Stephen P. Antony>: Well, let me put it this way. We have – one of our capital projects would be to compete Nichols Ranch’s pre-investment into Uranerz processing circuit and drawing circuit and they are permitted for that. It was just a lack of capital why they went to the toll resin stripping and drawing a chemical. So if we bring the capital that is a payback of a couple of years once we put that into the circuit here.

<Q>: [Question Inaudible]

<A – Stephen P. Antony>: If we decided to invest the capital or we decide to use the capital elsewhere and renegotiate the contract with Chemical which we believe we can do for toll processing. Yes, sir.

<Q>: [Question Inaudible]

<A – Stephen P. Antony>: That’s right.

<Q>: [Question Inaudible]

<A – Stephen P. Antony>: No, I mean the DOT has rules for that, but it’s not ores is like a copper ore, molybdenum ore or whatever it’s not – it doesn’t have any natural senses. Well, it’s radioactive. Of course, you put a [indiscernible] on there and it will spike out, but it – whether it’s a radioactive to the point of health, jeopardizing health and well fare of people is not, I mean, outside the EPA regulations where living down here at sea level is greater exposure, excuse me, it has less exposure than in Colorado. And we heard everybody saying if you look at the EPA standards for exposure and they measure this in peak of purity of exposure because we are a mile high and closer to sun. All of the people, population of certainly Colorado and the West, they are exceeding the EPA standards. The EPA standards where set for sea level. So it’s a bit ludicrous when you look at the standards that way. And it’s the same with shipping the ores, it’s not –

<Q>: [Question Inaudible]

<A – Stephen P. Antony>: No.

<Q>: [Question Inaudible]

<A – Stephen P. Antony>: It just has to be marked. You know it has flagged that mark this is radioactive material, same as when you walk in the x-ray room at the hospital.

<Q>: [Question Inaudible]

<A – Stephen P. Antony>: Yes, it’s a combination of grade, if higher the grade the more value you have in per ton of material, and of course the distance. For example, all of breccia pipes in the Arizona strip which is some 20 million pounds has been in mining process went to the White Mesa Mill at an average truck haul of over 300 miles between there, but then the average grade is 1% on all those mines over time. You have – and again, grade and volume, it’s just an economic cost benefit calculation.

In the early days in the 1950’s, the uranium business primarily shipped all their uranium or a bit or a portion of the ore that went to the Ambrosia Lake Mill in the Mexico Grand and that’s where it came from South Dakota on rail. And to address your rail question, a rail would be nice but it’s not – you don’t have a rail networks to reach these mines in the Southeast part of the – Southwest part of the country. So it’s all truck haulage on very sound roads, it’s not over-lane road, it’s not mine roads, it’s all highway. And you just ship it and you run the numbers, and right now those numbers always produce a margin that we are able to do that.

So again, as far as the United States, these projects allow them outside of Roca Honda, Sheep Mountain and what we call our Henry Mountains area of Western or Eastern Utah. They don’t have sufficient resource base to support a mill. And when I say support a mill, big part of that is getting the license. Before we did the Denison acquisition, we had to license as a lever to make that deal happen. We had to license our own mill called Pinon Ridge Mill. It took essentially $12 million and six years just for the license. This not counting the mill CapEx, which is a $150 million and the rest of cost associated to bring it online. What it did allow us to do is consolidate the one source where we could monetize our resources and that was the White Mesa Mill at that time.

<<Stephen P. Antony, President and Chief Executive Officer>>

Thank you very much for your time and thanks to all.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS OF URANERZ ENERGY CORPORATION AND ENERGY FUELS INC.

On January 5, 2015, Energy Fuels announced a transaction whereby it would acquire all of the issued and outstanding shares of Uranerz. This presentation is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels has filed with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also have or plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Uranerz by Energy Fuels.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION OF URANERZ BY ENERGY FUELS.

Anyone may obtain copies of these documents as they become available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, as applicable, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed acquisition of Uranerz by Energy Fuels. Information about the directors and executive officers of Uranerz is set forth in its annual report on Form 10-K for the year-ended December 31, 2014, which was filed with the SEC on March 16, 2015. Information about the directors and executive officers of Energy Fuels can be found in its annual information form dated March 18, 2015, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.